UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G A/2

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.2)*

NEVADA GEOTHERMAL POWER INC.
_____________________________________________
(Name of Issuer)

Common Shares
__________________________
(Title of Class of Securities)

64127M105
______________________________________________
(CUSIP Number)

December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

228086.3

CUSIP NO. 64127M105
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	DEBELLO TRADING LIMITED
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	0%
12		TYPE OF REPORTING PERSON	CO

228086.3

CUSIP NO. 64127M105		13G
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	WEXFORD SPECTRUM TRADING LIMITED
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	0%
12		TYPE OF REPORTING PERSON	CO

228086.3

CUSIP NO. 64127M105		13G
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	WEXFORD CATALYST TRADING LIMITED
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	0%
12		TYPE OF REPORTING PERSON	CO

228086.3

CUSIP NO. 64127M105
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	WEXFORD CAPITAL LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	0%
12		TYPE OF REPORTING PERSON	PN

228086.3

CUSIP NO. 64127M105		13G
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	CHARLES E. DAVIDSON
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	0%
12		TYPE OF REPORTING PERSON	IN

228086.3

CUSIP NO. 64127M105		13G
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	JOSEPH M. JACOBS
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	0%
12		TYPE OF REPORTING PERSON	IN

228086.3

This Amendment No. 2 to Schedule 13G modifies and supplements the Schedule 13G initially filed on March 8, 2007, as amended by Amendment No. 1 to Schedule 13G filed on December 4, 2008 (the “Statement”), with respect to the common stock, no par value per share (the “Common Stock”), of Nevada Geothermal Power Inc., incorporated under the laws of British Columbia (the “Company”). Except to the extent supplemented by the information contained in this Amendment No. 2, the Statement, as provided herein, remains in full force and effect.  Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement. This amendment is being filed to reflect that the Reporting Persons no longer own any securities of the Company.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Since the date of the last Statement, certain of the Reporting Persons sold their entire position of the Company’s common stock in open market transactions and all warrants, previously reported, have expired. As a result of the foregoing, this report is being filed to reflect that the Reporting Persons no longer own any securities of the Company.

(i) Debello Trading Limited
(a)	Amount beneficially owned: 0
(b)	Percent of class: 0%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 0

(ii) Wexford Spectrum Trading Limited
(a)	Amount beneficially owned: 0
(b)	Percent of class: 0%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 0

(iii) Wexford Catalyst Trading Limited
(a)	Amount beneficially owned: 0
(b)	Percent of class: 0%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 0

(iv) Wexford Capital LP
(a)	Amount beneficially owned: 0
(b)	Percent of class: 0%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)      Shared power to dispose or to direct the disposition of: 0

 (v) Charles E. Davidson
(a)	Amount beneficially owned: 0
(b)	Percent of class: 0%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 0

(vi) Joseph M. Jacobs
(a)	Amount beneficially owned: 0
(b)	Percent of class: 0%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☑

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

228086.3

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2010	DEBELLO TRADING LIMITED

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title	Vice President and Assistant Secretary

WEXFORD SPECTRUM TRADING LIMITED

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title	Vice President and Assistant Secretary

WEXFORD CATALYST TRADING LIMITED

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD CAPITAL LP

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title	Partner and Secretary

	By:	/s/ Charles E. Davidson
Charles E. Davidson

	By:	/s/ Joseph M. Jacobs
Joseph M. Jacobs